


03053040

SECURITI... SSION
Washington, D.C. ...

X 6-26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00497

8-00497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12-31-02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBERT W. BAIRD & CO. INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E WISCONSIN AVE
(No. and Street)

MILWAUKEE WI 53202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEONARD M. RUSH (414) 765-3675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

December 31, 2002

Robert W. Baird & Co. Incorporated

Statement of Financial Condition
As of December 31, 2002

(In Thousands)

Assets	
Cash	$25,010
Deposits with Clearing Corporations	5,760
Receivables:	
Clients	384,017
Brokers and Dealers	6,412
Deposits Paid on Securities Borrowed	34,675
Other	89,943
	515,047
Securities Owned, at Market Value	192,382
Furniture, Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $68,795	36,367
Other Assets, Including $37,600 of Net Deferred Tax Assets	57,837
Total Assets	$832,403

Liabilities and Stockholders' Equity	
Money Borrowed:	
Bank Loans	$6,000
Book Credit Balances in Bank Accounts	22,539
	28,539
Payables:	
Clients	86,722
Brokers and Dealers	11,461
Deposits Received on Securities Loaned	30,434
	128,617
Securities Sold, Not Yet Purchased, at Market Value	24,488
Accounts Payable, Accrued Expenses and Other Liabilities	203,598
Income Taxes Payable	19,211
Subordinated Liabilities	50,878
Total Liabilities	455,331
Stockholders' Equity:	
Common Stock	12,398
Additional Paid-In Capital	49,812
Restricted Stock Units	5,210
Retained Earnings	308,861
Treasury Stock, at Cost	(635)
Accumulated Other Comprehensive Income	1,426
Total Stockholders' Equity	377,072
Total Liabilities and Stockholders' Equity	$832,403

The accompanying notes are an integral part of this financial statement.

Report of Independent Public Accountants

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

We have audited the accompanying statement of financial condition of Robert W. Baird & Co. Incorporated (the "Company", a Wisconsin corporation and a majority-owned subsidiary of Baird Financial Corporation) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 7, 2003

Robert W. Baird & Co. Incorporated
Notes to Statement of Financial Condition
December 31, 2002

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

Robert W. Baird & Co. Incorporated (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company owns a 48% ownership in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the securities brokerage and investment banking business, including private client brokerage transactions, institutional equity and fixed income sales, origination of and participation in underwritings and distribution of corporate and municipal securities issuances, merger and acquisition transactions, private equity and venture capital investing, market making and trading activities, investment advisory and money management services, correspondent clearing services, and fixed income asset management services. The Company is a majority-owned subsidiary of Northwestern Mutual ("NM").

The following is a summary of the significant accounting policies followed by the Company in the preparation of its Statement of Financial Condition:

(a) Securities Transactions

Securities transactions are recorded on settlement date, which is not materially different from trade date.

In the normal course of business, the Company, similar to other firms in the securities industry, purchases and sells securities as both principal and agent. If the other party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and client with which it conducts business.

(b) Securities Owned

Securities owned are carried at market value or, in the event there is no readily identifiable market value, fair value as determined by management, with the change in unrealized gains or losses reflected in income.

(c) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

(d) Derivative Financial Instruments

The Company has very limited involvement with derivative financial instruments. The Company enters into forward transactions as more fully discussed in Footnote 13.

(e) Income Taxes

The Company is included in a consolidated Federal income tax return with NM. The provision for Federal income taxes is determined, however, on a separate return equivalent basis. As of December 31, 2002, the amount due to affiliates for income taxes was $2,952.

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences.

The net deferred tax asset recognized as of December 31, 2002, resulted primarily from timing differences of various deferred compensation plans, provisions for losses, depreciation and other accruals.

(f) Foreign Currency Translation

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," assets and liabilities of the Company's foreign investment are translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income."

(g) Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

(h) New Accounting Pronouncements

Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.

The Company does not anticipate the adoption of this standard will materially impact its financial condition.

(2) Related-Party Transactions

During 2002, the Company entered into certain transactions with affiliated entities. Included in the Statement of Financial Condition are $37,551 of receivables from affiliates included in Receivables Other and $27,681 of payables to affiliates included in Accounts Payable, Accrued Expenses and Other Liabilities.

The Company and NM have entered into a fully disclosed clearing agreement through December 31, 2006 or earlier termination as provided for in the agreement. Under the clearing agreement, the Company clears trades for an affiliated broker dealer and retains a portion of commissions as a fee for its services. In connection with this activity, the Company has a payable of $7,420 to NM included in Accounts Payable, Accrued Expenses and Other Liabilities.

(3) Money Borrowed

The Company had uncommitted unsecured bank loans totaling $6,000 at December 31, 2002. The loans are payable on demand and are at an interest rate of 1.76% at December 31, 2002.

(4) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002, securities owned and securities sold, not yet purchased, consist of trading and investment securities at market value, and are as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and Agency Obligations	$53,049	$20,788
Municipal Bonds	57,270	1,095
Corporate Bonds	40,090	527
Corporate Stocks	25,503	2,078
Other Securities	16,470	-
	$192,382	$24,488

Other Securities consist principally of investments in partnership interests and corporate stocks that are not readily marketable. At December 31, 2002, investments in partnership interests are carried at estimated fair value of $15,080. NM and certain employees have purchased limited partnership interests on a basis consistent with other investors in the partnerships. The Company serves as the general partner or limited partner in the partnerships. At December 31, 2002, the partnerships have total assets of $84,699 and nominal liabilities. In connection with these partnerships, at December 31, 2002, the Company has made commitments to invest up to an additional $16,279. The Company has not consolidated these partnerships, as to do so would not impact Net Income, Net Capital or Stockholders' Equity.

(5) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items. At December 31, 2002, the Company's net capital percentage was 47% of aggregate debit items, and net capital, as defined, was $187,435, which is $179,541 in excess of the required minimum amount.

The Company had $50,878 of subordinated notes, including $25,000 payable to Baird Financial Corporation, the Company's immediate parent, covered by agreements approved by the New York Stock Exchange, Inc. that are available in computing adjusted net capital under the net capital rule of the Securities and Exchange Commission at December 31, 2002. To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2002, the Company had sufficient capital that such restrictions did not apply. The right of the noteholders to receive any payment from the Company under the terms of the notes are subordinated to the claims of all present and future creditors of the Company that arise prior to maturity.

(6) Stockholders' Equity

During 2002, the following share transactions took place:

	Shares of Common Stock, $1 Stated Value	Shares of Treasury Stock
Balance, December 31, 2001	12,357,473	188,054
Sales of Common Stock	38,610	-
Exercise of Options	1,900	(47,115)
Conversion of Restricted Stock Units	-	(45,588)
Sales of Treasury Stock, Net	-	(71,093)
Balance, December 31, 2002	12,397,983	24,258

The Company has authorized 36,225,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2002.

The shares of the Company are subject to strict transfer restrictions.

(7) Employee Compensation and Retirement Plans

(a) Pension Plan

The Company has a qualified, noncontributory, defined benefit pension plan (the "Plan") covering substantially all employees. The majority of plan benefits are payable based on salary levels. Certain plan participants are permitted to continue accruing benefits under the Plan's pre-1998 provisions. Pension expense is determined under the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

The following sets forth the Plan's funded status, Plan assets and the amount recognized as an asset in the Company's Statement of Financial Condition at December 31, 2002:

Accumulated Benefit Obligation	$65,720
Projected Benefit Obligation	68,053
Plan Assets, at Fair Value	65,918
Prepaid Pension Asset included in Other Assets	15,364

The Company contributed $23,250 to the Plan during 2002. The Plan paid benefits of $5,141 during 2002.

The rates used in calculating the return on plan assets and the discount rate on the projected benefit obligation were 9.0% and 7.0%, respectively. The calculation of the projected benefit obligation utilizes assumed increases in salary levels of 4.5%.

(b) The Baird Profit Sharing and Savings Plan

Substantially all employees of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. Employer contributions are made annually at the discretion of the Company's Board of Directors.

(c) Deferred Compensation

The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth standards for accounting and disclosure of stock-based compensation plans. The Company has a deferred compensation plan, entitled the Baird Capital Participation Plan ("BCPP"), whereby certain employees are granted deferred compensation, which vests after five years and is expensed at date of grant. Employees have the ability to allocate their deferred compensation among several investment options. Under the BCPP's previous provisions, one of these options provided employees earnings on their deferred compensation tied to changes in the book value per share of Baird Holding Company (the "Parent").

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs vest in accordance with the terms of the BCPP and are ultimately convertible into Company common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become fully vested and payable in full upon a change in control, as defined in the offering circular, of the Parent or the Company. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

The Company did not issue RSUs during 2002. The Company has 351,216 RSUs outstanding at December 31, 2002. In connection with the RSUs, the Company reserved 351,216 shares of Company common stock to cover the ultimate conversion of the outstanding RSUs.

(d) Incentive Stock Option Plan

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected employees. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted. The term of each option granted under the Incentive Plan shall generally be 10 years. The options immediately vest and become exercisable upon a change in control, as defined in the offering circular, of the Parent or the Company. The options and shares issued upon exercise of the options are subject to strict transfer restrictions. The Company has 938,209 options outstanding at December 31, 2002. The options have a weighted average exercise price of $19.12, vest 20% annually, and have a weighted average remaining contractual life of 6.2 years.

(8) Restructuring and Other Unusual Charges

At December 31, 2002, the Company has $4,828 included in Accounts Payable, Accrued Expenses and Other Liabilities representing the costs not yet paid in connection with restructuring and other unusual charges. The accrual consists of the following components:

Severance and Related Associate Costs	$ 752
Office Consolidations and Closures	4,076
	$4,828

(9) Baird UK Ltd.

During 2002, the Company invested $3,150 in Baird UK Ltd., the parent company of an affiliated broker and dealer of securities located principally in London, England. The Company's immediate parent owns all shares not held by the Company. The Company reports the results of its investment using the equity method of accounting. At December 31, 2002, the investment in Baird UK Ltd. was $13,120 and is included in Other Assets.

(10) Commitments and Contingencies

(a) Leases

Calendar Year	Aggregate Minimum Annual Rental Expense on Noncancelable Leases
2003	$19,866
2004	17,498
2005	16,099
2006	14,722
2007	12,980
Thereafter	23,031
	$104,196

The Company occupies office space and leases equipment under cancelable and noncancelable operating lease arrangements. The aggregate minimum annual rental expense relating to noncancelable leases is as follows:

(b) Letters of Credit

The Company has obtained a $19,000 letter of credit secured by client securities held in margin accounts. The Company utilized $14,582 of this letter to meet margin requirements of a clearing corporation as of December 31, 2002.

(c) Other

The Company and other securities dealers have been named as codefendants in certain suits purportedly brought for the benefit of large classes of securities investors and seeking substantial amounts in damages under Federal and state securities laws and common law. These suits arise in connection with the Company's role as a participating underwriter in various securities offerings. The Company is also involved in other actions incidental to its securities business. Pursuant to SFAS No. 5, "Accounting for Contingencies," the Company has established reserves. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open at December 31, 2002, were not material.

(11) Financial Instruments Fair Value Information

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as of December 31, 2002. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

(12) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements the Company is permitted to repledge securities held as collateral and use the securities to enter into securities lending arrangements. At December 31, 2002, the fair value of securities accepted as collateral was $21,395.

(13) Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company enters into security transactions involving forward settlement. The Company has entered into forward purchase and forward sale transactions with a contract value of $406,000 and $420,505, respectively, as of December 31, 2002. The market value of forward purchase and forward sale transactions was $413,198 and $428,014, respectively, as of December 31, 2002. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is appropriately not reflected in the accompanying Statement of Financial Condition.

Baird

800-RW-BAIRD
www.rwbaird.com

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Job : 1057
Date: 6/26/2003
Time: 4:09:26 PM

Johnson, Kimberly

From: Johnson, Kimberly
Sent: Thursday, June 26, 2003 4:05 PM
To: 'mary.coleman@nasd.com'
Cc: Harris, Charley; Charnock, Carol Y.; Johnson, Kimberly
Subject: FW: Broadspan capital Ltd. 8-53423

Hello Mary Coleman,

SEC Market Regulation has approved the acceptance of the BD successor amendment for Broadspan Capital Ltd. with transfer day over 30 days.

-----Original Message-----
From: Charnock, Carol Y.
Sent: Thursday, June 26, 2003 3:25 PM
To: Harris, Charley; Johnson, Kimberly
Subject: Broadspan capital Ltd. 8-53423

I've just spoken with Mr. Gerard from Broadspan. He is going to submit an amendment to his filing correctly reporting the succession that occurred last October. Once that is filed, the Division has no objection to having the succession accepted as filed by amendment.

He will be filing another amendment the first part of July to make another succession.

Carol